Mail Stop 6010

January 28, 2008

Juliet Singh, Ph.D
Chief Executive Officer
Transdel Pharmaceuticals, Inc.
4225 Executive Square
Suite 460
La Jolla, CA 92037

Re: **Transdel Pharmaceuticals, Inc.**
          Registration Statement on Form SB-2/A
          Filed January 24, 2008
          File No. 333-147930

Dear Ms. Singh:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 27

1.   We note that you revised footnote 36 to the Selling Stockholders table to indicate that Granite Financial Group, LLC "is an underwriter with respect to the 14,000 shares of common stock and 3,500 shares of common stock issuable upon the exercise of the warrants that Granite Financial Group, LLC purchased in the September 2007 and October 2007 private placements." Please revise this footnote to delete the limitation that Granite Financial Group, LLC is an

underwriter only with respect to "the 14,000 shares of common stock and 3,500 shares of common stock issuable upon the exercise of the warrants that Granite Financial Group, LLC purchased in the September 2007 and October 2007 private placements" as this is not an appropriate limitation. Additionally, revise the Plan of Distribution section on page 35 such that it identifies Granite Financial Group, LLC as a broker-dealer and an underwriter without the limitation as to the number of shares.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes and Boone, LLP
        153 East 53rd Street, Suite 4900
        New York, New York 10022